Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(millions of dollars)
	Years Ended
	12 months ended Sept. 30, 2003	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,201	$ 1,198	$ 733	$ 837	$ 743	$ 387
Fixed charges included in the determination of net income	290	304	310	303	297	325
Total earnings, as defined	$ 1,491	$ 1,502	$ 1,043	$ 1,140	$ 1,040	$ 712

Fixed charges, as defined:
Interest charges	$ 299	$ 311	$ 320	$ 297	$ 290	$ 319
Preference security dividend requirements of consolidated subsidiaries	22	25	38	54	57	61
Rental interest factor	10	10	10	6	7	6
Total fixed charges, as defined	$ 331	$ 346	$ 368	$ 357	$ 354	$ 386

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.51	4.34	2.83	3.19	2.94	1.85